SEC FILE NUMBER 000-15327
CUSIP NUMBER Not applicable

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: September 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
CytRx Corporation
Full Name of Registrant

Former Name if Applicable
11776 San Vicente Boulevard, Suite 650
Address of Principal Executive Office (Street and Number)
Los Angeles, California 90049
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, and restatement of the audited financial statements could not be filed within the prescribed time period.
CytRx Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 by the scheduled filing deadline pending its review and assessment of the classification of certain general and administrative expenses and other charges recorded in the second quarter of this year and the effect of any reclassification on the Company’s results of operations for the three-month and nine-month periods ended September 30, 2007. The Company also requires additional time to review and consider the accounting for an equity transaction by its majority-owned subsidiary, RXi Pharmaceuticals Corporation, during the second quarter of 2007.
PART IV— OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Mitchell K. Fogelman	310	826-5648, Ext. 302

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes ☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
CytRx Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2007	By	/s/ Mitchell K. Fogelman
Mitchell K. Fogelman, Chief Financial Officer

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